Exhibit (h)(21)

[Utendahl Capital Management, LP Letterhead]

[February XX, 2010]

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Utendahl Capital Management, LP (the “Adviser”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding taxes, extraordinary expenses, independent trustee fees and expenses, brokerage fees and commissions, and borrowing costs including interest and dividend expenses on short sales and acquired fund fees and expenses) for the Utendahl Floating NAV Fund (the “Fund”), a series of the Forum Funds (the “Trust”), so that total annual operating expenses do not exceed 0.20%, through February 28, 2011.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on February 28, 2011.

Very Truly Yours,
Utendahl Capital Management, LP

By: __________________________
      [NAME]